                             AQUA DYNE INCORPORATED
                             C/- WILLIAM D. LINDBERG
                        23011 MOULTON PARKWAY, SUITE A-10
                                  LAGUNA HILLS
                                CALIFORNIA 92653

                              TEL : 1 949 380 4033
                              FAX : 1 949 380 4033
                               WWW.AQUADYNE.US.COM

16 October 2006



Mr James A. Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

                  RE AQUA DYNE, INC.
                  FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005 FORM 10-QSB FOR QUARTERLY PERIOD ENDED MARCH 31, 2006 FORM 10 QSB FOR QUARTERLY PERIOD ENDED JUNE 30, 2006 FILE MARCH 20, 2006, MAY 11, 2006 AND AUGUST 10, 2006
                  FILE NO. 000-32863

Dear Mr Allegretto:

I spoke to Mr Adam Phippen on Friday 13 October and obtained his consent to our filing this Letter of Response on Monday 16 October 2006.

Form 10-KSB for Year ended December 31, 2005
--------------------------------------------
Item 7, Financial Statements, Page 15
-------------------------------------
Consolidated Statements of Cash Flows, Page 22
----------------------------------------------

I attach an electronic copy of an Excel spreadsheet that details the Cash Flow transactions for the Fiscal Year ended December 31, 2005.

I confirm that the Australian subsidiary receives all its funding from its US Parent in USDollars. Because all these funds for the Australian subsidiary are provided by the Parent company the translation amount in the cashflow is the same as the translation gain or loss. (refer Table 1)

The Australian cash flows are compiled in accordance with SFAS 95. In the interests of ease of understanding I have attached the Cash Flow statements for December 2005 only. The schedule will provide you with the methodology that has been used to compile the Filed cash flow analysis. If required by you we will provide the comparable analysis for the March and June Quarters.

Table 1       AQUA DYNE, INC.
              EXPLANATION OF WHY THE
              COMPREHENSIVE GAIN (LOSS) ON TRANSLATION
              IS THE SAME AS ADJUSTMENT FOR FOREIGN CURRENCY TRANSLATION


Aqua Dyne, Inc. transfers U. S. dollars to its subsidiary in Australia to pay all of the expenses of the subsidiary. Austrialian operation does not have any other source of local financing.

Therefore, the effect of transactions in Australian dollars (AU$) is the same as for the U. S. $ accounts.

EXAMPLE

Aqua Dyne, Inc. U. S. transfers $100,000 to Australia. Australia converts U.S. $ to AU$ at say .7000 AU$142,857

Australian company then incurs expenses for the period of say one year in the amount of AU$ 120,000

The result would be the following
              Australian Company
              Balance sheet at end of year      AU$           US$          (assuming exchange rate is now 0.76

Cash                                           22,857        17,371        and average exchange rate is 0.73)

Total assets                                   22,857        17,371


Payable to Aqua Dyne, Inc.  U.S.              142,857       108,571


Loss for the year                            (120,000)      (87,600)

Comprehensive gain                                           (3,600)

Total liabilities and capital                  22,857        17,371


              Profit and loss for the year


Expenses                                       120,000       87,600


Loss for the year                             (120,000)     (87,600)


Assume that the rate during the year went form .7000 to .7600 with the average being .7300. In accordance with translation principles the average rate would be used to translate the profit and loss for the year into U.S. $

              Cash flow for the year


Net loss                                      (120,000)     (87,600)


Financing activity

              Loan from U.S parent             142,857      108,571


Comprehensive gain on translation                    -       (3,600)


Net increase (decrease) in cash                 22,857       17,371

As can be seen from the example the change in the Balance Sheet comprehensive gain and the Cash Flow comprehensive gain on translation are the same.

Conclusion:
When all of the funds are provided to a foreign subsidiary, and the foreign subsidiary does not provide any of its funds, the comprehensive gain or loss on translation is the same for the Balance Sheet as the Cash Flow because it all originates in U.S. $


Comprehensive gain pertaining to cash consists of (using formula per FAS 95):
              Cash ending balance

                         At yearend rate                  a  $17,371

                         At loan date rate                b  $16,000      $1,371      (a-b)
                                                             -------

              Change in Due to Aqua Dyne US

                         At AUD                              142,857

                         At USD (issue date)              c  100,000

                         At yearend USD rate              d  108,571      (8,571)     (c-d)


              Net loss at AUD                               (120,000)

              Net loss at average USD rate                e  (87,600)

              Net loss at yearend USD rate                f  (91,200)      3,600      (e-f)


              EFFECT OF TRANSLATION ON CASH                               (3,600)

EXHIBIT 31

2. The following Exhibit 31 with the deletion of the word "Registrant" and insertion of "small business issuer" is reflected in the following. This exhibit will be inserted in the proposed Amended filings. The following is intended to illustrate our understanding of the changes you are seeking under Item 601(b)(31) of Regulation S-B.

"EXHIBIT 31
                                 CERTIFICATIONS

I, Murray Bailey, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Aqua Dyne, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Small Business Issuer as of, and for, the periods presented in this report;

4. The Small Business Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Small Business Issuer and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

         (b) Evaluated the effectiveness of the Small Business Issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (c) Disclosed in this report any change in the Small Business Issuer's internal control over financial reporting that occurred during the Small Business Issuer's most recent fiscal quarter (the Small Business Issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, The Small Business Issuer's internal control over financial reporting.

5. The Small Business Issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Small Business Issuer's auditors and the audit committee of Small Business Issuer's board of directors (or persons performing the equivalent functions):

         (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Small Business Issuer's ability to record, process, summarize and report financial information;

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting;

Date: October 16, 2006                    /s/ Murray Bailey
                                          --------------------------------------
                                          Murray Bailey, Chief Executive Officer
                                          and Chief Financial Officer


Form 10-QSB for Quarterly Period ended June 30, 2006
----------------------------------------------------
Item 1, Financial Statements, Page 3
------------------------------------
Statement of Changes in stockholders' Equity, page 5
----------------------------------------------------

3. In June 2006 the company incurred costs associated with the provision of services by external parties. These costs were the subject of contractual arrangements. As the obligations did not fall due until 30 June it was impossible to facilitate the issuance of the stock certificates by 30 June. The company accounted for the liability as an issuance of stock but with the proviso that the actual certificates did not issue until July 3. This approach meets the need to match expense and liabilities at the time of the obligation. The event only occurs when there is an obligation at the end of a quarter. The company understands that the accounts need to reflect the effect of the transaction. The anomaly occurs when the stock reconciliation is correlated to the accounts. If we were to provide a Note to the Accounts this may meet the SEC requirements.

In the event that the staff has any further requests or matters seeking clarification, please feel free to contact our Company Secretary Mr Ian Hutcheson at your earliest convenience on 61 7 3832 9883, fax 61 7 3832 1336.


Sincerely,


/S/ MURRAY BAILEY
-----------------------
Murray Bailey
Chief Executive Officer
Chief Financial Officer


AQUA DYNE AUSTRALIA
                                              2004 BALANCES              2005 BALANCES
Yearend rate                                               0.7805             A     0.740864
Average rate

BALANCE SHEET                               AUD          USD           AUD          USD
Cash                                         457,776      357,294         2,468        1,828
Prepaid expenses                              63,502       49,563        26,809       19,862
Fixed assets                                  64,546       47,000        46,607       34,089
Intellectual property                              -            -             -            -
                                        -------------------------- --------------------------
TOTAL ASSETS                                 585,824      453,857        75,884       55,779
                                        ========================== ==========================

Accounts payable                             106,420       81,138       222,621      164,932
Payroll taxes payable
Shareholder loans                                                       147,059      108,950
Due to Aqua Dyne US                        2,797,047    1,866,218     3,850,383    2,874,595
                                        -------------------------- --------------------------
Total liabilities                          2,903,467    1,947,356     4,220,063    3,148,477
                                        -------------------------- --------------------------

Capital - par value
Capital - paid in
Common stock subscribed
Translation gain(loss)                                    159,540        B            10,999
Accumulated losses                        (2,317,643)  (1,653,038)   (4,144,179)  (3,103,696) C
                                        -------------------------- --------------------------
Total equity                              (2,317,643)  (1,493,498)   (4,144,179)  (3,092,697)
                                        -------------------------- --------------------------
TOTAL LIABILITIES AND EQUITY                 585,824      453,858        75,884       55,780
                                        ========================== ==========================
                                                   -           (0)            -           (1)


                                              2004 BALANCES              2005 BALANCES
INCOME STATEMENT                            AUD          USD           AUD          USD
Operating expenses
General and administrative                 1,766,669    1,277,190     1,898,479    1,454,095
Research and development                           -            -             -            -
Impairment loss on intellectual property           -            -             -            -
                                        -------------------------- --------------------------
TOTAL OPERATING EXPENSES                   1,766,669    1,277,190     1,898,479    1,454,095
                                        -------------------------- --------------------------
LOSS FROM OPERATIONS                      (1,766,669)  (1,277,190)   (1,898,479)  (1,454,095)
                                        -------------------------- --------------------------
OTHER INCOME (EXPENSES)
Interest income                               15,940       11,924         4,443        3,437
Loss on disposition of fixed asset                 -            -             -            -
Interest expense                                   -            -             -            -
Provision for taxes                                -            -             -            -
                                        -------------------------- --------------------------
                                              15,940       11,924         4,443        3,437
                                        -------------------------- --------------------------
NET LOSS                                  (1,750,729)  (1,265,266)   (1,894,036)  (1,450,658)
                                        ========================== ==========================
                                                           A                          A

A    The average exchange rate for each income statement line item is not consistent from one line item to another because the client used an average rate for each quarter, then on a subsequent quarter, they would take the average rate for that quarter and add it the translated amount of the previous quarter.


                                                                         2005 BALANCES
CASH FLOW                                                              AUD          USD
CASH FLOW FROM OPERATING ACTIVITIES
Net loss                                                             (1,894,036)  (1,450,658)
Depreciation and amortization                                            23,759       17,441
Shares issued for services
Change in assets and liabilities:
  Prepaid expenses                                                       36,693       29,701
  Accounts payable                                                      116,201       83,794
  Payroll taxes payable
                                                                   --------------------------
  Net cash from operating activities                                 (1,717,383)  (1,319,721)
                                                                   --------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Disposition (acquisition) of equipment                                   (5,820)      (4,530)
                                                                   --------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock
Common shares subscribed
Loan from shareholder                                                   214,559      108,950
Due to Aqua Dyne US                                                   1,053,336    1,008,377
                                                                   --------------------------
  Net cash from financing activities                                  1,267,895    1,117,327
                                                                   --------------------------

Effect of exchange rate on cash                                               -     (148,541)
                                                                   --------------------------

Net increase(decrease) in cash                                         (455,308)    (355,465)
Cash, beginning balance                                   427,010       457,776      357,294
                                                                   --------------------------
Cash, ending balance                                                      2,468        1,829
                                                                   ==========================
Per FS                                                                    2,468        1,828
Difference                                                                    -            1

Beginning cash balance                                                  457,776
                                                                   -------------

Ending exchange rate                                                     0.7409
Beginning exchange rate                                                  0.7805
                                                                   -------------
Change in exchange rate                                                 (0.0396)
                                                                   -------------

Effect of exchange rate on cash